UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                         Commission File Number: 0-29350

                                  VASOGEN INC.
                 (Translation of registrant's name into English)

           2155 DUNWIN DRIVE, SUITE 10, MISSISSAUGA, ONTARIO, L5L 4M1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________.

The documents attached hereto as Exhibit 99.1, "Reconciliation with United States Generally Accepted Accounting Principles for the Nine Month Periods Ended August 31, 2003 and 2002" and Exhibit 99.2, "Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the Years Ended November 30, 2002, 2001 and 2000," are attached to this report and are incorporated herein by reference. Exhibit 99.1 to this Form 6-K Report of Foreign Issuer is incorporated by reference as an exhibit to the Registration Statement on Form F-10, filed with the Securities and Exchange Commission on July 22, 2003 (File No. 333-106958).

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   VASOGEN INC.



                                   By:  /s/ Christopher J. Waddick
                                        --------------------------------
                                        Name:   Christopher J. Waddick
                                        Title:  Executive Vice President &
                                                Chief Financial Officer


Date: October 16, 2003

EXHIBIT           DESCRIPTION
-------           -----------

99.1 Reconciliation with United States Generally Accepted Accounting Principles for the Nine Month Periods Ended August 31, 2003 and 2002.

99.2 Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the Years Ended November 30, 2002, 2001 and 2000.